UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALTRIA GROUP, INC.
(Exact name of the registrant as specified in its charter)

Virginia	1-08940	13-3260245
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6601 West Broad Street, Richmond, Virginia	23230
(Address of principal executive offices)	(Zip Code)

W. Hildebrandt Surgner, Jr. (804) 274-2200
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Altria Group, Inc.’s (“Altria”) Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at www.altria.com/secfilings. The information contained in, and that can be accessed through, the respective websites of Altria and its subsidiaries is not, and shall not be deemed to be, a part of this Form SD or incorporated into any other filings Altria makes with the Securities and Exchange Commission.

Item 1.02 Exhibit

A copy of Altria’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALTRIA GROUP, INC.

By:	/s/ SALVATORE MANCUSO	May 29, 2025
Name:	Salvatore Mancuso
Title:	Executive Vice President and Chief Financial Officer

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